Mail Stop 4561

January 26, 2009

Chett B. Paulsen, Chief Executive Officer
aVinci Media Corporation
11781 South Lone Peak Parkway, Suite 270
Draper, Utah 84020

>   **Re: aVinci Media Corporation**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed January 14, 2009**
>   **File No. 333-152869**

Dear Mr. Paulsen:

We have reviewed your amended Form S-1 and your responses and have the following comments.

Executive Compensation

Compensation Discussion and Analysis, page 45

1.   We note that you have included Compensation Discussion and Analysis disclosure for aVinci Media Corporation. However, the disclosure does not appear to have been updated to reflect the 2008 information provided in the Summary Compensation and Outstanding Equity Awards tables. Please tell us what consideration you gave to updating the Compensation Discussion and Analysis with respect to compensation paid in fiscal year 2008.

Summary Compensation Table, page 46

2.   In addition, we note that you have not disclosed bonus or option award payments for 2008.   Please clarify the reason for this as it seems that given the annual bonus targets you have disclosed for each named executive officer, bonus amounts should be known to you at this time. To the extent bonus or other amounts for fiscal 2008 have not yet been determined, please explain why and note this in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Please be advised that when this information is determined, you must file an Item 5.02(f) Form 8-K disclosing the bonus or other amount. Please refer to Instruction 1 to Item 402(n)(2)(iv) of Regulation S-K and confirm your understanding of this Item requirement.

If you have any questions regarding the comments, please contact me at (202) 551-3457. If, thereafter, you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: <u>Via facsimile (212) 930-9725</u>
       Marc Ross, Esq.
       Peter DiChiara, Esq.
       Sichenzia Ross Friedman Ference LLP